Exhibit 12.1

Analog Devices, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)	Pro Forma Fiscal Year Ended October 31, 2015
Determination of earnings:
Income from continuing operations before provision for taxes on income	$762,553
Amortization of Capitalized interest	54
Fixed charges	72,726

Total earnings as defined	835,333

Fixed Charges:
Interest and amortization expense	71,903
Interest portion of rent expense	823

Fixed charges	72,726
Capitalized interest

Total fixed charges	$72,726

Ratio of earnings to fixed charges	11.5